Exhibit (a)(5)(B)

1345 Avenue of the Americas New York, NY 10105 www.Bernstein.com +1 (212) 969 1000

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[Stockholder Name]

Re:	AB Private Credit Investors Corporation

Tender Acceptance Notice

Dear Stockholder:

AB Private Credit Investors Corporation (the “Fund”) acknowledges your request to tender to the Fund shares of the Fund’s common stock, par value $0.01 per share (the “Shares”), on the terms and conditions set out in the Fund’s Offer to Purchase (the “Offer to Purchase”). The Accepted Tender Amount (i.e., the proceeds you will receive in respect of the tendered Shares) will be calculated based on (i) the number of Accepted Tender Shares shown below, (ii) the total number of Shares available for tender and (iii) the per share net asset value of the Fund (“NAV”) as of the Tender Valuation Date.

Investment Account No.	XXX-XX [●]
Accepted Tender Shares	[●]
Offer to Purchase Dated	November 25, 2022
Tender Valuation Date	December 31, 2022

The Fund will confirm the Accepted Tender Amount to you in a subsequent letter once the NAV has been finalized. Proceeds in respect of the tendered Shares will be paid approximately forty-five days following the Tender Valuation Date.

Please refer to the Offer to Purchase for additional important information. If you have any questions regarding this notice, please contact your AB Advisor.

Sincerely,

AB Private Credit Investors LLC

The Adviser